EXHIBIT 99m


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Changes

May 16, 2002

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on May 16, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

On May 16, 2002 Kinross Gold Corporation along with Bema gold Corporation, each 50% owners of Compania Minera Maricunga, announced that binding arbitration has ruled in favour of CMM on claims against Fluor Danile Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation and Fluor Daniel Wright Ltd. For damages relating to the original construction of the Refugio gold mine in northern Chile.

Item 5.   Full Description of Material Change

Kinross Gold Corporation (TSX-K; Amex-KGC) and Bema Gold Corporation (TSX-BGO; Amex-BGO), each 50% owners of Compania Minera Maricunga ("CMM"), are pleased to announce that binding arbitration has ruled in favour of CMM on claims against Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation, and Fluor Daniel Wright Ltd. ("Fluor") for damages relating to the original construction of the Refugio gold mine in northern Chile. The arbitrator has concluded that Fluor was "grossly negligent" in certain aspects of the construction of the Refugio facilities and has determined a net award in favour of CMM for US$20 million plus interest accumulated from July 1999. In April of 1999 CMM initiated formal arbitration proceedings, against Fluor, to recover costs related to numerous design and construction failures.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.




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          DATED at Toronto this 17th day of May, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary